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                              October 20, 2020

       Alan Hirzel
       Chief Executive Officer
       Abcam plc
       Discovery Drive
       Cambridge Biomedical Campus
       Cambridge, CB2 0AX
       United Kingdom

                                                        Re: Abcam plc
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form F-1
                                                            Filed October 19,
2020
                                                            File No. 333-249263

       Dear Mr. Hirzel:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2020 letter.

       Amendment No. 1 to Registration Statement on Form F-1, Filed October 19, 2020

       Exhibits

   1. We refer to the the legal opinion filed as Exhibit 5.1. Please have counsel revise to delete assumptions (k),
(l) and (m) in schedule 1 or explain to us why these assumptions are appropriate. Also
have counsel revise the limitations on reliance in section 4 of the opinion to avoid the
implication that purchasers in the offering are not entitled to rely on the opinion. For
guidance, please refer to Staff Legal Bulletin No. 19 Sections II.B.3.a and
                                                        II.B.3.d, respectively.
 Alan Hirzel
Abcam plc
October 20, 2020
Page 2

        You may contact Ameen Hamady at 202-551-3891 or Terence O'Brien at 202-551-3355
if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Joe McCann at 202-551-6262
with any other questions.



                                                      Sincerely,
FirstName LastNameAlan Hirzel
                                                      Division of Corporation
Finance
Comapany NameAbcam plc
                                                      Office of Life Sciences
October 20, 2020 Page 2
cc:       Nathan Ajiashvili
FirstName LastName